Aflac Incorporated 2004 Form 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Years Ended December 31,

(In thousands)	2004	2003	2002	2001	2000

Fixed charges:
Interest expense	$22,997	$22,231	$19,809	$19,311	$19,252
Interest on investment-
type contracts	6,607	3,893	2,534	1,286	127
Rental expense deemed
interest	615	514	531	451	600

Total fixed charges	$30,219	$26,638	$22,874	$21,048	$19,979

Earnings before income tax	$1,807,119	$1,225,112	$1,259,118	$1,080,535	$1,012,494
Add back:
Total fixed charges	30,219	26,638	22,874	21,048	19,979

Total earnings before income
tax and fixed charges	$1,837,338	$1,251,750	$1,281,992	$1,101,583	$1,032,473

Ratio of earnings to
fixed charges	60.8x	47.0x	56.0x	52.3x	51.7x

EXH 12-1